UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer's ID (CNPJ 02.558.157/0001-62 - NIRE 35.3.0015881-4)

NOTICE TO THE MARKET

LAUNCH OF VIVO PAY

Telefônica Brasil S.A. (“Vivo”) (B3: VIVT3 / NYSE: VIV) hereby announces to its shareholders and the market in general about the launch of Vivo Pay, a fully digital account that allows for banking transactions directly through the application.

The service, that is not exclusive to Vivo customers, is a step forward in the company’s strategy around financial services and contributes to incentivizing the financial inclusion of the general public, enabling its users to pay bills, send and receive money via PIX, and top-up their mobile plans. Additionally, it offers a virtual pre-paid card for online purchases.

This initiative reinforces Vivo's presence in the financial services space and the company's ongoing evolution as a hub of digital services that go beyond connectivity.

São Paulo, April 29, 2021.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil - Investor Relations

Phone: +55 11 3430 3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 29, 2021	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director